September 25, 2006

Via U.S. Mail and Facsimile (212-532-2904)

Allan Klepfisz
Chief Executive Officer, President and Director, and
  Acting Chief Financial Officer
Brilliant Technologies Corporation
211 Madison Avenue, Apt. 28B
New York, NY 10116

	Re:	Brilliant Technologies Corporation
		Form 10-KSB for the Fiscal Year Ended December 31, 2005
		Filed May 26, 2006
		File No. 0-23761

Dear Mr. Klepfisz:

      We have limited our review of your Form 10-KSB for the fiscal year ended December 31, 2005 to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the disclosure on page 8 of the Form 10-QSB for the quarterly period ended June 30, 2001, filed on August 20, 2001 by Nurescell Inc. that on July 11, 2001, Nurescell Inc. entered into a modified license agreement with your predecessor, Advanced Technology
Industries, Inc., granting ATI the right to commercially market the
Nurescell technology in countries including Iran. Iran is identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions and export controls. Please advise us whether your company currently holds the license and marketing rights associated with the Nurescell technology. If so, describe for us your past, current, and anticipated business activities or other contacts with Iran, whether through predecessor or affiliated entities or by any other direct or indirect arrangements. Your response should include discussion of the extent to which your dealings have been with the government of Iran, or entities controlled by or affiliated with that government, and the nature of any products and services you have provided in Iran.





* * * * *





      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Donald Walker
		Senior Assistant Chief Accountant
	Division of Corporation Finance


Allan Klepfisz
Brilliant Technologies Corporation
September 25, 2006
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